Exhibit 99.2

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29  CERTIFICATE OF QUALIFIED PERSON

JASON COX

I, Jason Cox, P.Eng., as an author of this report entitled “Technical Report on the Turmalina Mine, Minas Gerais State, Brazil”, prepared for Jaguar Mining Inc. and dated March 27, 2015, do hereby certify that:

1.	I am a Principal Mining Engineer and Director, Mining Engineering, with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of the Queen’s University, Kingston, Ontario, Canada, in 1996 with a Bachelor of Science degree in Mining Engineering.

3.
I am registered as a Professional Engineer in the Province of Ontario (Reg. #90487158).  I have worked as a Mining Engineer for a total of 18 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

•	Review and report as a consultant on numerous mining operations and projects around the world for due diligence and regulatory requirements
•	Operational experience as Planning Engineer and Senior Mine Engineer at three North American mines
•	Contract Co-ordinator for underground construction at an American mine

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I have visited the Turmalina Mine on November 20, 2014.

6.	I am responsible for Sections 13, 15 to 24, and contributed to Sections 1, 25 and 26 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Jaguar Mining Inc. – Turmalina Mine, Project 2347 Technical Report NI 43-101 – March 27, 2015	Page 29-1

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10.
At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 27th day of March, 2015

(Signed & Sealed) “Jason Cox”

Jason Cox, P.Eng.

Jaguar Mining Inc. – Turmalina Mine, Project 2347 Technical Report NI 43-101 – March 27, 2015	Page 29-2